UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians
10 Earlsfort Terrace
Saint Kevin’s
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

As previously disclosed, on November 21, 2023, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), entered into a Securities Subscription Agreement (the “Securities Subscription Agreement”) with Belike Nominees Pty Ltd., a Macquarie Group company, as lead investor (the “Lead Investor”), pursuant to which the Lead Investor and/or its affiliated entities (the “Investors”) committed to subscribe for convertible promissory notes (the “Placement Notes”) in the aggregate principal amount of up to $20 million, in tranches based on certain requirements and subject to the satisfaction of certain conditions as set forth in the Securities Subscription Agreement.

On May 7, 2024, pursuant to the terms of the Securities Subscription Agreement, the Company issued, among other things, a Placement Note to one of the Investors in the amount of $1,150,000 (the “May 2024 Note”).

The May 2024 Note provides for certain customary events of default (each, an “Event of Default”), including, among other things, the bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors that are instituted by or against the Company or any subsidiary of the Company (a “Bankruptcy Event of Default”).

On November 11, 2024, Fusion Fuel Portugal S.A., a public limited company domiciled in Portugal (“Fusion Fuel Portugal”), filed for insolvency in the civil court of Sintra, Portugal, with a process number of 17685/24.5T8 SNT, and is currently undergoing insolvency proceedings (the “Insolvency Proceedings”). Fusion Fuel Portugal is a wholly-owned subsidiary of the Company.

As a result of the commencement of the Insolvency Proceedings, on November 11, 2024, a Bankruptcy Event of Default may be deemed to have occurred under the terms of the May 2024 Note.

Upon the occurrence of a Bankruptcy Event of Default, the Company must promptly pay to the holder of the May 2024 Note an amount in cash representing (i) all outstanding principal, unpaid interest and unpaid late charges on such principal and interest accrued up to the date of redemption, multiplied by (ii) 125%, in addition to any and all other amounts due. After the occurrence and during a Bankruptcy Event of Default, the May 2024 Note will accrue interest at the rate of 18.0% per annum. As of the date of the commencement of the Insolvency Proceedings, the outstanding balance under the May 2024 Note was approximately $140,000.

The Company has commenced discussions with the holder of the May 2024 Note concerning a forbearance agreement or waiver. However, there can be no assurance that the Company will reach any agreement or obtain any waiver.

This report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2025	Fusion Fuel Green PLC

	By:	/s/ John-Paul Backwell

John-Paul Backwell
Chief Executive Officer

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